Exhibit 3.2
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF CORPHQ, INC.	A0608841 ENDORSED - FILED in the office of the Secretary of State of the State of California MAR – 9 2004 KEVIN SHELLEY Secretary of State

The undersigned certifies that:

1.	He is the president and the secretary of CORPHQ, Inc., a California corporation (the “Corporation”).

2.	Section Four of the Articles of Incorporation of this Corporation is amended to read as follows:

FOUR:
The Corporation is authorized to issue five hundred million (500,000,000) shares of common stock. Upon the filing of the foregoing amendment of the Articles of Incorporation, every shareholder holding one (1) share of Common Stock shall be entitled to receive ten (10) shares of Common Stock against delivery of the stock certificate(s) owned by such shareholder by delivering the stock certificate(s) to the Secretary of the Corporation.

3.	The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors.

4.
The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code.  The total number of outstanding shares of the Corporation is nine million one hundred ten thousand three hundred sixty-eight (9,110,368) shares of Common Stock.  The number of shares voting in favor of the amendment equaled or exceeded the vote required.  The percentage vote required was more than 50%.

The undersigned further declares under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of his own knowledge.

Executed at Redondo Beach, California on March 4, 2004.

/s/ Steven Crane
Steven Crane
President and Secretary